Exhibit 99.1

Filed by PacWest Bancorp pursuant to Rule 425
under the Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under the Securities
Act of 1934
Subject Company: CU Bancorp
Commission File No.: 001-35683

PRESS RELEASE

PacWest Bancorp
(Nasdaq: PACW)

Contact:	Donald D. Destino
Executive Vice President
Corporate Development and Investor Relations
Phone:	310-887-8521

FOR IMMEDIATE RELEASE	July 18, 2017

PACWEST BANCORP ANNOUNCES RESULTS

FOR THE SECOND QUARTER 2017

Highlights

•                  Net Earnings of $93.6 Million, or $0.77 Per Diluted Share

•                  New Loan and Lease Production of $1.1 Billion

•                  Core Deposits Increase of $449 Million and Represent 78% of Total Deposits

•                  Tax Equivalent Net Interest Margin Increased Five Basis Points to 5.21%

•                  Classified Loans and Leases Reduced by 20%

Los Angeles, California . . . PacWest Bancorp (Nasdaq: PACW) today announced net earnings for the second quarter of 2017 of $93.6 million, or $0.77 per diluted share, compared to net earnings for first quarter of 2017 of $78.7 million, or $0.65 per diluted share.  The increase in net earnings from the prior quarter was primarily due to an increase in interest income from higher average balances of interest-earning assets and a lower provision for credit losses.

Matt Wagner, President and CEO, commented, “We delivered outstanding performance in the second quarter and continued to demonstrate our earning power. Our strong second quarter results produced a return on assets of 1.71% and a return on tangible equity of 16.06%. We also continue to proactively manage credit risk. During the second quarter we sold or contracted to sell loans totaling $221.1 million, including $159.4 million of healthcare cash flow loans. All of these sales have since closed. As a result, our healthcare cash flow loan portfolio today includes only one non-pass rated loan.” Patrick Rusnak, Executive Vice President and CFO stated, “Our second quarter tax equivalent NIM increased five basis points to 5.21%. While the NIM benefitted from the repricing of variable-rate loans, this was partially offset by higher rates on non-core interest-bearing deposits and borrowings.”

Mr. Wagner continued, “We continue to look forward to closing the CU Bancorp acquisition in the fourth quarter of 2017, as we expect regulatory and shareholder approvals to come in the normal course. The date of the CU Bancorp special shareholders meeting has been set and management of both organizations are working on the integration plan.”

FINANCIAL HIGHLIGHTS

	At or For the Three Months Ended			At or For the Six Months Ended
	June 30,	March 31,		June 30,
Financial Highlights	2017	2017	Change	2017	2016	Change
	(Dollars in thousands, except per share data)
Net earnings	$93,647	$78,668	$14,979	$172,315	$172,624	$(309)
Diluted earnings per share	$0.77	$0.65	$0.12	$1.42	$1.42	$—
Return on average assets	1.71%	1.47%	0.24	1.59%	1.65%	(0.06)
Return on average tangible equity (1)	16.06%	13.90%	2.16	15.00%	15.52%	(0.52)

Net interest margin (tax equivalent)	5.21%	5.16%	0.05	5.19%	5.43%	(0.24)
Efficiency ratio	40.3%	41.4%	(1.1)	40.8%	39.5%	1.3

Total assets	$22,246,877	$21,927,254	$319,623	$22,246,877	$21,147,139	$1,099,738
Loans and leases held for investment, net of deferred fees	$15,543,457	$15,556,689	$(13,232)	$15,543,457	$14,641,460	$901,997
Noninterest-bearing deposits	$6,701,039	$6,789,808	$(88,769)	$6,701,039	$6,222,696	$478,343
Core deposits	$13,217,574	$12,769,073	$448,501	$13,217,574	$11,411,992	$1,805,582
Total deposits	$16,874,977	$16,331,008	$543,969	$16,874,977	$15,148,009	$1,726,968

Noninterest-bearing deposits as percentage of total deposits	40%	42%	(2)	40%	41%	(1)
Core deposits as percentage of total deposits	78%	78%	—	78%	75%	3

Equity to assets ratio	20.50%	20.56%	(0.06)	20.50%	21.34%	(0.84)
Tangible common equity ratio (1)	11.75%	11.67%	0.08	11.75%	12.12%	(0.37)
Book value per share	$37.55	$37.13	$0.42	$37.55	$37.05	$0.50
Tangible book value per share (1)	$19.40	$18.95	$0.45	$19.40	$18.83	$0.57

(1) Non-GAAP measure.

INCOME STATEMENT HIGHLIGHTS

Net Interest Income

Net interest income increased by $10.0 million to $242.5 million in the second quarter of 2017 compared to $232.5 million in the first quarter of 2017 due to higher average yields and balances of loans and leases. The loan and lease yield for the second quarter of 2017 was 6.07% compared to 5.94% for the first quarter of 2017.  The increase in the loan and lease yield was principally due to the higher yields on average loans and leases as a result of the repricing of variable-rate loans due to the increase in market rates during the first half of 2017.

The tax equivalent NIM for the second quarter of 2017 was 5.21% compared to 5.16% for the first quarter of 2017.  The increase in the NIM was mostly due to higher yields on loans and leases due to the upward repricing of variable-rate loans, partially offset by a higher cost of interest-bearing liabilities.

The cost of total deposits increased to 0.25% in the second quarter of 2017 from 0.21% in the first quarter of 2017 due to a higher cost and average balance of non-core deposits.

Noninterest Income

Noninterest income increased by $0.2 million to $35.3 million in the second quarter of 2017 compared to $35.1 million in the first quarter of 2017 due mainly to a $2.2 million increase in leased equipment income due to higher gains on early lease terminations, a $1.8 million increase in gain on sale of securities, and a $0.7 million increase in warrant income, offset by a $4.5 million decrease in other income attributable mainly to a $5.0 million legal settlement with a former borrower recorded in the first quarter of 2017.

The following table presents details of noninterest income for the periods indicated:

	Three Months Ended
	June 30,	March 31,	Increase
Noninterest Income	2017	2017	(Decrease)
	(In thousands)
Service charges on deposit accounts	$3,510	$3,758	$(248)
Other commissions and fees	10,583	10,390	193
Leased equipment income	11,635	9,475	2,160
Gain on sale of loans and leases	649	712	(63)
Gain (loss) on sale of securities	1,651	(99)	1,750
Other income:
Dividends and realized gains on equity investments	1,587	1,345	242
Warrant income	815	155	660
Other	4,852	9,378	(4,526)
Total noninterest income	$35,282	$35,114	$168

Noninterest Expense

Noninterest expense increased by $1.2 million to $117.7 million in the second quarter of 2017 compared to $116.5 million in the first quarter of 2017 due mostly to a $1.2 million increase in acquisition, integration, and reorganization costs and a $1.1 million charge related to the sale of the unfunded commitments portion of the healthcare loan sale.

The following table presents details of noninterest expense for the periods indicated:

	Three Months Ended
	June 30,	March 31,	Increase
Noninterest Expense	2017	2017	(Decrease)
	(In thousands)
Compensation	$65,288	$64,880	$408
Occupancy	11,811	11,608	203
Data processing	6,337	7,015	(678)
Other professional services	3,976	3,378	598
Insurance and assessments	4,856	4,791	65
Intangible asset amortization	3,065	3,064	1
Leased equipment depreciation	5,232	5,625	(393)
Foreclosed assets (income) expense, net	(157)	143	(300)
Acquisition, integration and reorganization costs	1,700	500	1,200
Other expense:
Loan expense	3,884	3,387	497
Other	11,715	12,153	(438)
Total noninterest expense	$117,707	$116,544	$1,163

Income Taxes

The overall effective income tax rate was 37.0% in the second quarter of 2017 and 37.7% in the first quarter of 2017.  The estimated effective tax rate for the full year 2017 is approximately 38%.

BALANCE SHEET HIGHLIGHTS

Loans and Leases

Total loans and leases held for investment decreased by $13.2 million in the second quarter to $15.5 billion at June 30, 2017.  The net decrease was driven by principal repayments of $843.1 million, an increase in loans held for sale of $175.2 million, and loan sales of $46.0 million, partially offset by second quarter new production of $1.1 billion. In the second quarter, we sold $46.0 million of loans consisting primarily of loans from our healthcare portfolios. Additionally, we entered into two agreements to sell loans with balances totaling $175.2 million and the associated unfunded commitments of $19.3 million, primarily from our healthcare portfolios.  The $175.2 million of loans were reported as held for sale at June 30, 2017 and the sales were completed in July. As a result of the second quarter loan sales and transfers to loans held for sale, our healthcare cash flow portfolio held for investment decreased from $740.6 million at March 31, 2017 to $514.7 million, including one non-pass rated credit of $19.2 million, at June 30, 2017.

The following table presents a roll forward of loans and leases held for investment for the periods indicated:

	Three Months Ended
	June 30,	March 31,
Loan and Lease Roll Forward (1)	2017	2017
	(Dollars in thousands)
Loans and leases held for investment, start of period	$15,556,689	$15,455,954
New production	1,077,929	1,048,841
Existing loans and leases:
Principal repayments, net (2)	(843,115)	(888,409)
Loan sales	(45,976)	(36,461)
Transfers to foreclosed assets	(502)	(78)
Charge-offs	(26,410)	(23,158)
Transfers to loans held for sale	(175,158)	—
Loans and leases held for investment, end of period	$15,543,457	$15,556,689

Weighted average rate on new production	4.93%	4.91%

(1) Includes direct financing leases but excludes equipment leased to others under operating leases.

(2) Includes principal disbursements/repayments on existing loans, changes in revolving lines of credit (repayments and draws), loan participation sales and other changes within the loan portfolio.

The following table presents the composition of loans and leases held for investment as of the dates indicated:

	June 30,	March 31,	December 31,	June 30,
Loan and Lease Portfolio	2017	2017	2016	2016
	(In thousands)
Real estate mortgage:
Commercial	$4,418,463	$4,420,923	$4,396,696	$4,519,209
Residential	1,719,269	1,554,946	1,314,036	1,164,784
Total real estate mortgage	6,137,732	5,975,869	5,710,732	5,683,993
Real estate construction and land:
Commercial	691,828	668,510	581,246	417,144
Residential	473,282	442,051	384,001	281,788
Total real estate construction and land	1,165,110	1,110,561	965,247	698,932
Total real estate loans	7,302,842	7,086,430	6,675,979	6,382,925
Commercial:
Cash flow	2,834,966	3,138,196	3,112,890	3,048,439
Asset-based	2,392,203	2,391,161	2,611,796	2,683,913
Venture capital	2,001,427	1,934,949	1,987,900	1,666,352
Equipment finance	613,550	623,237	691,967	646,940
Total commercial	7,842,146	8,087,543	8,404,553	8,045,644
Consumer	398,469	382,716	375,422	212,891
Total loans and leases held for investment, net of deferred fees	$15,543,457	$15,556,689	$15,455,954	$14,641,460

Total unfunded loan commitments	$4,926,743	$4,497,373	$4,166,703	$3,888,686

Deposits and Client Investment Funds

The following table presents the composition of our deposit portfolio as of the dates indicated:

	June 30,	March 31,	December 31,	June 30,
Deposit Category	2017	2017	2016	2016
	(Dollars in thousands)
Noninterest-bearing demand deposits	$6,701,039	$6,789,808	$6,659,016	$6,222,696
Interest checking deposits	1,762,016	1,509,902	1,448,394	1,035,395
Money market deposits	4,033,471	3,758,962	3,705,385	3,392,811
Savings deposits	721,048	710,401	711,039	761,090
Total core deposits	13,217,574	12,769,073	12,523,834	11,411,992
Non-core non-maturity deposits	1,329,324	1,154,070	1,174,487	972,820
Total non-maturity deposits	14,546,898	13,923,143	13,698,321	12,384,812
Time deposits $250,000 and under	1,940,872	1,998,597	1,758,434	2,226,066
Time deposits over $250,000	387,207	409,268	413,856	537,131
Total time deposits	2,328,079	2,407,865	2,172,290	2,763,197
Total deposits	$16,874,977	$16,331,008	$15,870,611	$15,148,009

Noninterest-bearing demand deposits as percentage of total deposits	40%	42%	42%	41%
Core deposits as percentage of total deposits	78%	78%	79%	75%

At June 30, 2017, core deposits totaled $13.2 billion, or 78% of total deposits, including $6.7 billion of noninterest-bearing demand deposits, or 40% of total deposits.

In addition to deposit products, we also offer alternative non-depository cash investment options for select clients; these alternatives include investments managed by Square 1 Asset Management, Inc. (“S1AM”), our registered investment advisor subsidiary, and third-party sweep products.  Total off-balance sheet client investment funds at June 30, 2017 were $1.8 billion, of which $1.6 billion was managed by S1AM.

PROVISION AND ALLOWANCE FOR CREDIT LOSSES

A provision for credit losses of $11.5 million was recorded in the second quarter of 2017 compared to $24.7 million in the first quarter of 2017. The second quarter provision consisted of $12.5 million for non-purchased credit impaired (“Non-PCI”) loans and leases and a $1.0 negative provision for PCI loans; this compares to provisions of $24.5 million and $0.2 million, respectively, for the first quarter of 2017.  The lower provision for the second quarter of 2017 was mainly attributable to lower general reserves being required because of the decreased levels of classified loans and healthcare cash flow loans, both of which carry greater than average general reserve levels due to charge-off experience.  In addition, the prior quarter provision was higher due to general provisions from increased general reserve loss factors which were influenced by net charge-off experience. The allowance for Non-PCI credit losses to Non-PCI loans and leases held for investment coverage ratio was 1.02% and 1.08% at June 30, 2017 and March 31, 2017.

The following tables show roll forwards of the allowance for credit losses for the periods indicated:

	Three Months Ended June 30, 2017
	Non-PCI
Allowance for Credit	Loans and	Unfunded	Total	PCI
Losses Rollforward	Leases	Commitments	Non-PCI	Loans	Total
	(In thousands)
Beginning balance	$149,826	$17,763	$167,589	$11,481	$179,070
Charge-offs	(22,951)	—	(22,951)	(3,459)	(26,410)
Recoveries	2,004	—	2,004	58	2,062
Net charge-offs	(20,947)	—	(20,947)	(3,401)	(24,348)
Provision	10,000	2,500	12,500	(1,001)	11,499
Ending balance	$138,879	$20,263	$159,142	$7,079	$166,221

	Three Months Ended March 31, 2017
	Non-PCI
Allowance for Credit	Loans and	Unfunded	Total	PCI
Losses Rollforward	Leases	Commitments	Non-PCI	Loans	Total
	(In thousands)
Beginning balance	$143,755	$17,523	$161,278	$13,483	$174,761
Charge-offs	(20,928)	—	(20,928)	(2,230)	(23,158)
Recoveries	2,739	—	2,739	—	2,739
Net charge-offs	(18,189)	—	(18,189)	(2,230)	(20,419)
Provision	24,260	240	24,500	228	24,728
Ending balance	$149,826	$17,763	$167,589	$11,481	$179,070

The gross charge-offs for the second quarter of 2017 included approximately $10.9 million for venture capital loans and $7.2 million related to the recording of the healthcare portfolio loans at the lower of cost or market value at the time of transfer to loans held for sale. The transfer of loans to held for sale also decreased reported nonaccrual loans by $5.3 million and classified loans by $44.8 million. The annualized ratio of net charge-offs to total average loans for the quarter ended June 30, 2017 was 0.54%.

CREDIT QUALITY

The following table presents Non-PCI loan and lease credit quality metrics as of the dates indicated:

	June 30,	March 31,
Non-PCI Credit Quality Metrics	2017	2017
	(Dollars in thousands)
Nonaccrual loans and leases (1)	$172,576	$173,030
Classified loans and leases (1)	339,977	424,399
Performing troubled debt restructured loans	55,910	56,501
Allowance for credit losses	159,142	167,589
Net charge-offs (for the quarter)	20,947	18,189
Provision for credit losses (for the quarter)	12,500	24,500
Allowance for credit losses to loans and leases held for investment	1.02%	1.08%
Allowance for credit losses to nonaccrual loans and leases held for investment	92.2%	96.9%
Nonaccrual loans and leases held for investment to loans and leases held for investment	1.11%	1.11%
Nonperforming assets to loans and leases held for investment and foreclosed assets	1.20%	1.20%
Classified loans and leases held for investment to loans and leases held for investment	2.19%	2.73%

(1) Includes loans and leases held for investment; excludes loans held for sale carried at lower of cost or fair value.

The following table presents Non-PCI nonaccrual loans and leases and accruing loans and leases past due between 30 and 89 days by portfolio segment and class as of the dates indicated:

	Non-PCI Nonaccrual Loans and Leases				Non-PCI Accruing and
	June 30, 2017		March 31, 2017		30-89 Days Past Due
		% of		% of	June 30,	March 31,
		Loan		Loan	2017	2017
	Amount	Category	Amount	Category	Amount	Amount
	(Dollars in thousands)
Real estate mortgage:
Commercial	$65,599	1.5%	$66,216	1.5%	$3,734	$7,383
Residential	5,229	0.3%	5,826	0.4%	46	640
Total real estate mortgage	70,828	1.2%	72,042	1.2%	3,780	8,023
Real estate construction and land:
Commercial	—	0.0%	—	0.0%	—	—
Residential	—	0.0%	362	0.1%	—	—
Total real estate construction and land	—	0.0%	362	0.0%	—	—
Commercial:
Cash flow	43,169	1.5%	53,611	1.7%	201	394
Asset-based	1,718	0.1%	1,165	0.0%	—	—
Venture capital	25,278	1.3%	15,289	0.8%	23,171	13,265
Equipment finance	31,111	5.1%	30,388	4.9%	—	115
Total commercial	101,276	1.3%	100,453	1.2%	23,372	13,774
Consumer	472	0.1%	173	0.0%	—	49
Total (1)	$172,576	1.1%	$173,030	1.1%	$27,152	$21,846

(1) Includes loans and leases held for investment; excludes loans held for sale carried at lower of cost or fair value.

The following table presents nonperforming assets as of the dates indicated:

	June 30,	March 31,
Nonperforming Assets	2017	2017
	(Dollars in thousands)
Nonaccrual Non-PCI loans and leases (1)	$172,576	$173,030
Nonaccrual PCI loans	1,980	2,404
Total nonaccrual loans and leases	174,556	175,434
Foreclosed assets, net	13,278	12,842
Total nonperforming assets	$187,834	$188,276

Nonaccrual loans and leases held for investment to loans and leases held for investment	1.12%	1.12%
Nonperforming assets to loans and leases held for investment and foreclosed assets	1.20%	1.20%

(1) Includes loans and leases held for investment; excludes loans held for sale carried at lower of cost or fair value.

CU BANCORP MERGER ANNOUNCEMENT

On April 6, 2017, PacWest announced the signing of a definitive agreement and plan of merger (the “Agreement”) whereby PacWest will acquire CU Bancorp in a transaction valued at approximately $705 million.

CU Bancorp, headquartered in Los Angeles, California, is the parent of California United Bank, a California state-chartered non-member bank, with approximately $3.1 billion in assets and nine branches located in Los Angeles, Orange, Ventura, and San Bernardino counties at March 31, 2017. In connection with the transaction, California United Bank will be merged into Pacific Western Bank, the principal operating subsidiary of PacWest Bancorp.

The transaction, which was approved by the PacWest and CU Bancorp boards of directors, is expected to close in the fourth quarter of 2017 and is subject to customary closing conditions, including obtaining approval by CU Bancorp’s shareholders and bank regulatory authorities.

ABOUT PACWEST BANCORP

PacWest Bancorp (“PacWest”) is a bank holding company with over $22 billion in assets with one wholly-owned banking subsidiary, Pacific Western Bank (the “Bank”). The Bank has 74 full-service branches located throughout the state of California and one branch in Durham, North Carolina. We provide commercial banking services, including real estate, construction, and commercial loans, and comprehensive deposit and treasury management services to small and medium-sized businesses.  We offer additional products and services through our CapitalSource and Square 1 Bank divisions. Our CapitalSource Division provides cash flow, asset-based, equipment and real estate loans and treasury management services to established middle market businesses on a national basis.  Our Square 1 Bank Division offers a comprehensive suite of financial services focused on entrepreneurial businesses and their venture capital and private equity investors, with offices located in key innovation hubs across the United States.  For more information about PacWest Bancorp, visit www.pacwestbancorp.com, or to learn more about Pacific Western Bank, visit www.pacificwesternbank.com.

FORWARD LOOKING STATEMENTS

This release contains certain “forward-looking statements” about the Company and its subsidiaries within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements relating to the Company’s current business plans and expectations regarding future operating results and metrics and including statements about our expectations regarding our pending merger between the Company and CU Bancorp. All statements contained in this release that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “intend,” “believe,” “forecast,” “expect,” “estimate,” “plan,” “continue,” “will,” “should,” “look forward” and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements (including statements regarding future financial and operating results and future transactions and their results) involve risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance, or achievements to differ materially from anticipated results, performance or achievements. These risks and uncertainties include, but are not limited to, our ability to compete effectively against other financial institutions in our banking markets; the impact of changes in interest rates or levels of market activity, especially on our loan and investment portfolios; deterioration, weaker than expected improvement, or other changes in the state of the economy or the markets in which we conduct business (including the levels of IPOs and M&A activities); changes in credit quality and the effect of credit quality on our provision for loan and lease losses and allowance for loan and leases losses; our ability to attract deposits and other sources of funding or liquidity; our capital requirements and our ability to generate capital internally or raise capital on favorable terms; the costs and effects of legal, compliance and regulatory actions, changes and developments, including the impact of adverse judgments or settlements in litigation, the initiation and resolution of regulatory or other governmental inquiries or investigations, and/or the results of regulatory examinations or reviews; the Company’s ability to complete the proposed CU Bancorp transaction, including by obtaining regulatory approvals and approval by the shareholders of CU Bancorp, or any future transaction, successfully integrate such acquired entities, or achieve expected beneficial synergies and/or operating efficiencies, in each case within expected timeframes or at all; changes in the Company’s stock price before completion of the CU Bancorp merger, including as a result of the financial performance of the Company or CU Bancorp before closing; and our success at managing the risks involved in the foregoing items and all other factors set forth in the Company’s public reports, including the Annual Report on Form 10-K for the year ended December 31, 2016, and particularly the discussion of risk factors within that document.

All forward-looking statements included in this release are based on information available at the time of the release. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

Investors and security holders are urged to carefully review and consider each of PacWest’s and CU Bancorp’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by PacWest with the SEC may be obtained free of charge at PacWest’s website at www.pacwestbancorp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from PacWest by requesting them in writing to PacWest Bancorp, 9701 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90212; Attention: Investor Relations, by submitting an email request to investor-relations@pacwestbancorp.com or by telephone at (310) 887-8521.

The documents filed by CU Bancorp with the SEC may be obtained free of charge at CU Bancorp’s website at www.cubancorp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from CU Bancorp by requesting them in writing to CU Bancorp, 818 W. 7th Street, Suite 220, Los Angeles, CA 90017; Attention: Investor Relations, or by telephone at 818-257-7700.

PacWest has filed a registration statement with the SEC which includes a proxy statement of CU Bancorp and a prospectus of PacWest, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CU Bancorp are urged to carefully read the entire registration statement and proxy statement/prospectus, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. A definitive proxy statement/prospectus will be sent to the shareholders of CU Bancorp seeking any required shareholder approvals. Investors and security holders are able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from PacWest or CU Bancorp by writing to the addresses provided for each company set forth in the paragraphs above.

PacWest, CU Bancorp, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from CU Bancorp shareholders in favor of the approval of the transaction. Information about the directors and executive officers of PacWest and their ownership of PacWest common stock is set forth in the proxy statement for PacWest’s 2017 annual meeting of stockholders, as previously filed with the SEC. Information about the directors and executive officers of CU Bancorp and their ownership of CU Bancorp common shares is set forth in the proxy statement for CU Bancorp’s 2016 annual meeting of shareholders, as previously filed with the SEC. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus.

PACWEST BANCORP AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

	June 30,	March 31,	December 31,
	2017	2017	2016
	(Dollars in thousands, except per share data)
ASSETS:
Cash and due from banks	$180,330	$184,608	$337,965
Interest-earning deposits in financial institutions	107,150	111,892	81,705
Total cash and cash equivalents	287,480	296,500	419,670

Securities available-for-sale, at estimated fair value	3,474,560	3,336,992	3,223,830
Federal Home Loan Bank stock, at cost	22,059	17,901	21,870
Total investment securities	3,496,619	3,354,893	3,245,700

Loans held for sale	175,158	—	—

Non-PCI loans and leases	15,536,735	15,526,518	15,412,092
PCI loans	72,445	96,353	108,445
Total gross loans and leases held for investment	15,609,180	15,622,871	15,520,537
Deferred fees, net	(65,723)	(66,182)	(64,583)
Total loans and leases held for investment, net of deferred fees	15,543,457	15,556,689	15,455,954
Allowance for loan and lease losses	(145,958)	(161,307)	(157,238)
Total loans and leases held for investment, net	15,397,499	15,395,382	15,298,716

Equipment leased to others under operating leases	203,212	224,580	229,905
Premises and equipment, net	29,108	28,908	38,594
Foreclosed assets, net	13,278	12,842	12,976
Deferred tax asset, net	70,354	88,765	94,112
Goodwill	2,173,949	2,173,949	2,173,949
Core deposit and customer relationship intangibles, net	30,237	33,302	36,366
Other assets	369,983	318,133	319,779
Total assets	$22,246,877	$21,927,254	$21,869,767

LIABILITIES:
Noninterest-bearing deposits	$6,701,039	$6,789,808	$6,659,016
Interest-bearing deposits	10,173,938	9,541,200	9,211,595
Total deposits	16,874,977	16,331,008	15,870,611
Borrowings	217,454	460,609	905,812
Subordinated debentures	445,743	442,516	440,744
Accrued interest payable and other liabilities	148,798	185,015	173,545
Total liabilities	17,686,972	17,419,148	17,390,712
STOCKHOLDERS’ EQUITY (1)	4,559,905	4,508,106	4,479,055
Total liabilities and stockholders’ equity	$22,246,877	$21,927,254	$21,869,767

Book value per share	$37.55	$37.13	$36.93
Tangible book value per share (2)	$19.40	$18.95	$18.71
Shares outstanding	121,448,321	121,408,133	121,283,669

(1) Includes net unrealized gain on securities available-for-sale, net	$29,729	$12,718	$5,982
(2) Non-GAAP measure.

PACWEST BANCORP AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF EARNINGS

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,
	2017	2017	2016	2017	2016
	(Dollars in thousands, except per share data)
Interest income:
Loans and leases	$234,618	$224,178	$224,326	$458,796	$460,701
Investment securities	24,689	23,039	22,420	47,728	44,967
Deposits in financial institutions	237	192	308	429	616
Total interest income	259,544	247,409	247,054	506,953	506,284

Interest expense:
Deposits	10,205	8,377	7,823	18,582	16,896
Borrowings	1,066	1,018	352	2,084	933
Subordinated debentures	5,800	5,562	5,122	11,362	10,104
Total interest expense	17,071	14,957	13,297	32,028	27,933

Net interest income	242,473	232,452	233,757	474,925	478,351
Provision for credit losses	11,499	24,728	13,903	36,227	34,043
Net interest income after provision for credit losses	230,974	207,724	219,854	438,698	444,308

Noninterest income:
Service charges on deposit accounts	3,510	3,758	3,633	7,268	7,489
Other commissions and fees	10,583	10,390	11,073	20,973	22,562
Leased equipment income	11,635	9,475	8,523	21,110	16,767
Gain on sale of loans and leases	649	712	388	1,361	633
Gain (loss) on sale of securities	1,651	(99)	478	1,552	8,588
FDIC loss sharing expense, net	—	—	(6,502)	—	(8,917)
Other income	7,254	10,878	4,528	18,132	9,538
Total noninterest income	35,282	35,114	22,121	70,396	56,660

Noninterest expense:
Compensation	65,288	64,880	62,174	130,168	123,239
Occupancy	11,811	11,608	12,193	23,419	24,825
Data processing	6,337	7,015	5,644	13,352	11,548
Other professional services	3,976	3,378	3,401	7,354	6,973
Insurance and assessments	4,856	4,791	4,951	9,647	9,916
Intangible asset amortization	3,065	3,064	4,371	6,129	9,117
Leased equipment depreciation	5,232	5,625	5,286	10,857	10,310
Foreclosed assets (income) expense, net	(157)	143	(3)	(14)	(564)
Acquisition, integration and reorganization costs	1,700	500	—	2,200	200
Other expense	15,599	15,540	12,064	31,139	25,205
Total noninterest expense	117,707	116,544	110,081	234,251	220,769

Earnings before income taxes	148,549	126,294	131,894	274,843	280,199
Income tax expense	(54,902)	(47,626)	(49,726)	(102,528)	(107,575)
Net earnings	$93,647	$78,668	$82,168	$172,315	$172,624

Basic and diluted earnings per share	$0.77	$0.65	$0.68	$1.42	$1.42

PACWEST BANCORP AND SUBSIDIARIES

NET EARNINGS PER SHARE CALCULATIONS

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,
	2017	2017	2016	2017	2016
	(In thousands, except per share data)
Basic Earnings Per Share:
Net earnings	$93,647	$78,668	$82,168	$172,315	$172,624
Less: earnings allocated to unvested restricted stock (1)	(1,080)	(999)	(863)	(2,082)	(1,933)
Net earnings allocated to common shares	$92,567	$77,669	$81,305	$170,233	$170,691

Weighted-average basic shares and unvested restricted stock outstanding	121,422	121,346	121,799	121,384	121,698
Less: weighted-average unvested restricted stock outstanding	(1,455)	(1,503)	(1,481)	(1,479)	(1,436)
Weighted-average basic shares outstanding	119,967	119,843	120,318	119,905	120,262

Basic earnings per share	$0.77	$0.65	$0.68	$1.42	$1.42

Diluted Earnings Per Share:
Net earnings allocated to common shares	$92,567	$77,669	$81,305	$170,233	$170,691

Weighted-average basic shares outstanding	119,967	119,843	120,318	119,905	120,262

Diluted earnings per share	$0.77	$0.65	$0.68	$1.42	$1.42

(1) Represents cash dividends paid to holders of unvested stock, net of forfeitures, plus undistributed earnings amounts available to holders of unvested restricted stock, if any.

PACWEST BANCORP AND SUBSIDIARIES

AVERAGE BALANCE SHEET AND YIELD ANALYSIS

	Three Months Ended
	June 30, 2017			March 31, 2017			June 30, 2016
		Interest	Average		Interest	Average		Interest	Average
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Cost	Balance	Expense	Cost	Balance	Expense	Cost
	(Dollars in thousands)
Assets:
PCI loans	$68,759	$4,643	27.08%	$89,335	$4,250	19.29%	$147,270	$8,484	23.17%
Non-PCI loans and leases	15,429,162	229,975	5.98%	15,207,709	219,928	5.86%	14,321,320	215,842	6.06%
Total loans and leases	15,497,921	234,618	6.07%	15,297,044	224,178	5.94%	14,468,590	224,326	6.24%
Investment securities (1)	3,436,785	29,538	3.45%	3,257,448	27,822	3.46%	3,288,819	27,330	3.34%
Deposits in financial institutions	96,087	237	0.99%	100,751	192	0.77%	245,666	308	0.50%
Total interest-earning assets	19,030,793	264,393	5.57%	18,655,243	252,192	5.48%	18,003,075	251,964	5.63%
Other assets	2,905,809			2,990,291			2,996,867
Total assets	$21,936,602			$21,645,534			$20,999,942

Liabilities and Stockholders’ Equity:
Interest checking	$1,709,699	1,697	0.40%	$1,505,439	1,167	0.31%	$1,024,763	501	0.20%
Money market	4,907,865	4,993	0.41%	4,866,720	4,410	0.37%	4,321,533	2,886	0.27%
Savings	708,389	296	0.17%	711,529	298	0.17%	766,309	412	0.22%
Time	2,366,399	3,219	0.55%	2,246,547	2,502	0.45%	3,086,492	4,024	0.52%
Total interest-bearing deposits	9,692,352	10,205	0.42%	9,330,235	8,377	0.36%	9,199,097	7,823	0.34%
Borrowings	457,774	1,066	0.93%	596,903	1,018	0.69%	300,428	352	0.47%
Subordinated debentures	443,756	5,800	5.24%	441,521	5,562	5.11%	439,081	5,122	4.69%
Total interest-bearing liabilities	10,593,882	17,071	0.65%	10,368,659	14,957	0.59%	9,938,606	13,297	0.54%
Noninterest-bearing demand deposits	6,646,349			6,595,346			6,437,720
Other liabilities	151,095			177,854			140,023
Total liabilities	17,391,326			17,141,859			16,516,349
Stockholders’ equity	4,545,276			4,503,675			4,483,593
Total liabilities and stockholders’ equity	$21,936,602			$21,645,534			$20,999,942
Net interest income (2)		$247,322			$237,235			$238,667
Net interest spread (2)			4.92%			4.89%			5.09%
Net interest margin (2)			5.21%			5.16%			5.33%

Total deposits (3)	$16,338,701	$10,205	0.25%	$15,925,581	$8,377	0.21%	$15,636,817	$7,823	0.20%
Funding sources (4)	$17,240,231	$17,071	0.40%	$16,964,005	$14,957	0.36%	$16,376,326	$13,297	0.33%

(1) Includes tax equivalent adjustments of $4.9 million, $4.8 million, and $4.9 million for the three months ended June 30, 2017, March 31, 2017, and June 30, 2016 related to tax exempt income on municipal securities.  The federal statutory tax rate utilized was 35% for the periods.

(2) Tax equivalent.

(3) Total deposits is the sum of total interest-bearing deposits and noninterest-bearing demand deposits.  The cost of total deposits is calculated as annualized interest expense on deposits divided by average total deposits.

(4) Funding sources is the sum of total interest-bearing liabilities and noninterest-bearing demand deposits. The cost of funding sources is calculated as annualized total interest expense divided by average funding sources.

PACWEST BANCORP AND SUBSIDIARIES

FIVE QUARTER BALANCE SHEET

	June 30,	March 31,	December 31,	September 30,	June 30,
	2017	2017	2016	2016	2016
	(Dollars in thousands, except per share data)
ASSETS:
Cash and due from banks	$180,330	$184,608	$337,965	$286,371	$226,471
Interest-earning deposits in financial institutions	107,150	111,892	81,705	253,994	218,882
Total cash and cash equivalents	287,480	296,500	419,670	540,365	445,353

Securities available-for-sale	3,474,560	3,336,992	3,223,830	3,341,335	3,347,546
Federal Home Loan Bank stock	22,059	17,901	21,870	19,386	24,214
Total investment securities	3,496,619	3,354,893	3,245,700	3,360,721	3,371,760

Loans held for sale	175,158	—	—	—	—

Non-PCI loans and leases	15,536,735	15,526,518	15,412,092	14,686,206	14,566,425
PCI loans	72,445	96,353	108,445	120,221	136,901
Total gross loans and leases held for investment	15,609,180	15,622,871	15,520,537	14,806,427	14,703,326
Deferred fees, net	(65,723)	(66,182)	(64,583)	(63,581)	(61,866)
Total loans and leases held for investment, net of deferred fees	15,543,457	15,556,689	15,455,954	14,742,846	14,641,460
Allowance for loan and lease losses	(145,958)	(161,307)	(157,238)	(147,976)	(143,289)
Total loans and leases held for investment, net	15,397,499	15,395,382	15,298,716	14,594,870	14,498,171

Equipment leased to others under operating leases	203,212	224,580	229,905	198,931	204,062
Premises and equipment, net	29,108	28,908	38,594	38,977	38,718
Foreclosed assets, net	13,278	12,842	12,976	15,113	16,181
Deferred tax asset, net	70,354	88,765	94,112	27,073	24,413
Goodwill	2,173,949	2,173,949	2,173,949	2,173,949	2,175,791
Core deposit and customer relationship intangibles, net	30,237	33,302	36,366	39,542	43,766
Other assets	369,983	318,133	319,779	325,750	328,924
Total assets	$22,246,877	$21,927,254	$21,869,767	$21,315,291	$21,147,139

LIABILITIES:
Noninterest-bearing deposits	$6,701,039	$6,789,808	$6,659,016	$6,521,946	$6,222,696
Interest-bearing deposits	10,173,938	9,541,200	9,211,595	9,123,722	8,925,313
Total deposits	16,874,977	16,331,008	15,870,611	15,645,668	15,148,009
Borrowings	217,454	460,609	905,812	541,011	918,208
Subordinated debentures	445,743	442,516	440,744	441,112	439,322
Accrued interest payable and other liabilities	148,798	185,015	173,545	144,905	128,296
Total liabilities	17,686,972	17,419,148	17,390,712	16,772,696	16,633,835
STOCKHOLDERS’ EQUITY (1)	4,559,905	4,508,106	4,479,055	4,542,595	4,513,304
Total liabilities and stockholders’ equity	$22,246,877	$21,927,254	$21,869,767	$21,315,291	$21,147,139

Book value per share	$37.55	$37.13	$36.93	$37.29	$37.05
Tangible book value per share (2)	$19.40	$18.95	$18.71	$19.12	$18.83
Shares outstanding	121,448,321	121,408,133	121,283,669	121,817,524	121,819,849

(1) Includes net unrealized gain on securities available-for-sale, net	$29,729	$12,718	$5,982	$72,073	$81,744
(2) Non-GAAP measure.

PACWEST BANCORP AND SUBSIDIARIES

FIVE QUARTER STATEMENT OF EARNINGS

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2017	2017	2016	2016	2016
	(Dollars in thousands, except per share data)
Interest income:
Loans and leases	$234,618	$224,178	$238,223	$225,370	$224,326
Investment securities	24,689	23,039	23,403	22,187	22,420
Deposits in financial institutions	237	192	147	298	308
Total interest income	259,544	247,409	261,773	247,855	247,054

Interest expense:
Deposits	10,205	8,377	7,369	7,247	7,823
Borrowings	1,066	1,018	631	695	352
Subordinated debentures	5,800	5,562	5,468	5,278	5,122
Total interest expense	17,071	14,957	13,468	13,220	13,297

Net interest income	242,473	232,452	248,305	234,635	233,757
Provision for credit losses	11,499	24,728	23,215	8,471	13,903
Net interest income after provision for credit losses	230,974	207,724	225,090	226,164	219,854

Noninterest income:
Service charges on deposit accounts	3,510	3,758	3,557	3,488	3,633
Other commissions and fees	10,583	10,390	12,036	12,528	11,073
Leased equipment income	11,635	9,475	8,614	8,538	8,523
Gain on sale of loans and leases	649	712	119	157	388
Gain (loss) on sale of securities	1,651	(99)	515	382	478
FDIC loss sharing expense, net	—	—	—	—	(6,502)
Other income	7,254	10,878	4,054	1,827	4,528
Total noninterest income	35,282	35,114	28,895	26,920	22,121

Noninterest expense:
Compensation	65,288	64,880	66,013	62,661	62,174
Occupancy	11,811	11,608	12,076	12,010	12,193
Data processing	6,337	7,015	6,574	6,234	5,644
Other professional services	3,976	3,378	4,880	4,625	3,401
Insurance and assessments	4,856	4,791	4,124	4,324	4,951
Intangible asset amortization	3,065	3,064	3,176	4,224	4,371
Leased equipment depreciation	5,232	5,625	5,291	5,298	5,286
Foreclosed assets (income) expense, net	(157)	143	2,693	(248)	(3)
Acquisition, integration and reorganization costs	1,700	500	—	—	—
Other expense	15,599	15,540	13,795	11,582	12,064
Total noninterest expense	117,707	116,544	118,622	110,710	110,081

Earnings before income taxes	148,549	126,294	135,363	142,374	131,894
Income tax expense	(54,902)	(47,626)	(49,716)	(48,479)	(49,726)
Net earnings	$93,647	$78,668	$85,647	$93,895	$82,168

Basic and diluted earnings per share	$0.77	$0.65	$0.71	$0.77	$0.68

PACWEST BANCORP AND SUBSIDIARIES

FIVE QUARTER SELECTED FINANCIAL DATA

	At or For the Three Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2017	2017	2016	2016	2016
	(Dollars in thousands)
Performance Ratios:
Return on average assets (1)	1.71%	1.47%	1.59%	1.77%	1.57%
Return on average equity (1)	8.26%	7.08%	7.57%	8.24%	7.37%
Return on average tangible equity (1)(2)	16.06%	13.90%	14.88%	16.15%	14.61%

Yield on average loans and leases (1)	6.07%	5.94%	6.31%	6.17%	6.24%
Yield on average interest-earning assets (1)(3)	5.57%	5.48%	5.76%	5.55%	5.63%
Cost of average total deposits (1)	0.25%	0.21%	0.19%	0.19%	0.20%
Cost of average time deposits (1)	0.55%	0.45%	0.40%	0.45%	0.52%
Cost of average interest-bearing liabilities (1)	0.65%	0.59%	0.52%	0.52%	0.54%
Cost of average funding sources (1)	0.40%	0.36%	0.32%	0.32%	0.33%
Net interest rate spread (1)(3)	4.92%	4.89%	5.24%	5.03%	5.09%
Net interest margin (1)(3)	5.21%	5.16%	5.47%	5.26%	5.33%

Efficiency ratio	40.3%	41.4%	40.1%	40.1%	40.6%
Noninterest expense as a percentage of average assets (1)	2.15%	2.18%	2.20%	2.09%	2.11%

Average Balances:
Loans and leases	$15,497,921	$15,297,044	$15,008,268	$14,534,951	$14,468,590
Interest-earning assets	19,030,793	18,655,243	18,413,189	18,111,585	18,003,075
Total assets	21,936,602	21,645,534	21,427,950	21,072,053	20,999,942
Noninterest-bearing deposits	6,646,349	6,595,346	6,496,221	6,274,294	6,437,720
Interest-bearing deposits	9,692,352	9,330,235	9,327,080	9,107,305	9,199,097
Total deposits	16,338,701	15,925,581	15,823,301	15,381,599	15,636,817
Borrowings and subordinated debentures	901,530	1,038,424	946,474	1,023,952	739,509
Interest-bearing liabilities	10,593,882	10,368,659	10,273,554	10,131,257	9,938,606
Funding sources	17,240,231	16,964,005	16,769,775	16,405,551	16,376,326
Stockholders’ equity	4,545,276	4,503,675	4,501,948	4,530,701	4,483,593

(1) Annualized.

(2) Non-GAAP measure.

(3) Tax equivalent.

PACWEST BANCORP AND SUBSIDIARIES

FIVE QUARTER SELECTED FINANCIAL DATA

	At or For the Three Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2017	2017	2016	2016	2016
	(Dollars in thousands)
Non-PCI Credit Quality:
Allowance for credit losses to loans and leases held for investment	1.02%	1.08%	1.05%	1.05%	1.03%
Allowance for credit losses to nonaccrual loans and leases held for investment	92.2%	96.9%	94.5%	90.1%	117.5%
Nonaccrual loans and leases held for investment to loans and leases held for investment	1.11%	1.11%	1.11%	1.16%	0.88%
Nonperforming assets to loans and leases held for investment and foreclosed assets	1.20%	1.20%	1.19%	1.27%	0.99%
Nonperforming assets to total assets	0.84%	0.85%	0.84%	0.87%	0.68%
Trailing twelve month net charge-offs to average loans and leases held for investment	0.37%	0.24%	0.15%	0.04%	0.04%

PacWest Bancorp Consolidated Capital:
Tier 1 leverage ratio (1)	11.90%	11.87%	11.91%	12.13%	11.92%
Common equity tier 1 capital ratio (1)	12.28%	12.31%	12.31%	12.83%	12.72%
Tier 1 capital ratio (1)	12.28%	12.31%	12.31%	12.83%	12.72%
Total capital ratio (1)	15.42%	15.56%	15.56%	16.18%	16.08%
Risk-weighted assets (1)	$19,084,824	$18,732,723	$18,568,622	$17,713,506	$17,520,609

Equity to assets ratio	20.50%	20.56%	20.48%	21.31%	21.34%
Tangible common equity ratio (2)	11.75%	11.67%	11.54%	12.19%	12.12%
Book value per share	$37.55	$37.13	$36.93	$37.29	$37.05
Tangible book value per share (2)	$19.40	$18.95	$18.71	$19.12	$18.83

Pacific Western Bank Capital:
Tier 1 leverage ratio (1)	11.41%	11.36%	11.40%	11.54%	11.38%
Common equity tier 1 capital ratio (1)	11.79%	11.79%	11.78%	12.21%	12.13%
Tier 1 capital ratio (1)	11.79%	11.79%	11.78%	12.21%	12.13%
Total capital ratio (1)	12.66%	12.74%	12.72%	13.15%	13.06%

Equity to assets ratio	20.07%	20.11%	20.02%	20.77%	20.82%
Tangible common equity ratio (2)	11.27%	11.16%	11.02%	11.56%	11.51%

(1) Capital information for June 30, 2017 is preliminary.

(2) Non-GAAP measure.

GAAP TO NON-GAAP RECONCILIATION

This press release contains certain non-GAAP financial disclosures for: (1) return on average tangible equity, (2) tangible common equity ratio, and (3) tangible book value per share. The Company uses these non-GAAP financial measures to provide meaningful supplemental information regarding the Company’s operational performance and to enhance investors’ overall understanding of such financial performance.  In particular, the use of return on average tangible equity, tangible common equity ratio, and tangible book value per share is prevalent among banking regulators, investors and analysts.  Accordingly, we disclose the non-GAAP measures in addition to the related GAAP measures of: (1) return on average equity, (2) equity to assets ratio, and (3) book value per share.

The reconciliations for the following GAAP financial measures to the non-GAAP financial measures are presented below: (1) return on average equity to return on average tangible equity, (2) equity to assets ratio to tangible common equity ratio, and (3) book value per share to tangible book value per share.

PACWEST BANCORP AND SUBSIDIARIES

GAAP TO NON-GAAP RECONCILIATION

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,
Return on Average Tangible Equity	2017	2017	2016	2017	2016
	(Dollars in thousands)
Net earnings	$93,647	$78,668	$82,168	$172,315	$172,624

Average stockholders’ equity	$4,545,276	$4,503,675	$4,483,593	$4,524,591	$4,461,097
Less: Average intangible assets	2,205,814	2,209,112	2,222,007	2,207,454	2,224,764
Average tangible common equity	$2,339,462	$2,294,563	$2,261,586	$2,317,137	$2,236,333

Return on average equity (1)	8.26%	7.08%	7.37%	7.68%	7.78%
Return on average tangible equity (2)	16.06%	13.90%	14.61%	15.00%	15.52%

(1) Annualized net earnings divided by average stockholders’ equity.

(2) Annualized net earnings divided by average tangible common equity.

PACWEST BANCORP AND SUBSIDIARIES

GAAP TO NON-GAAP RECONCILIATION

Tangible Common Equity Ratio/	June 30,	March 31,	December 31,	September 30,	June 30,
Tangible Book Value Per Share	2017	2017	2016	2016	2016
	(Dollars in thousands, except per share data)
PacWest Bancorp Consolidated:
Stockholders’ equity	$4,559,905	$4,508,106	$4,479,055	$4,542,595	$4,513,304
Less: Intangible assets	2,204,186	2,207,251	2,210,315	2,213,491	2,219,557
Tangible common equity	$2,355,719	$2,300,855	$2,268,740	$2,329,104	$2,293,747

Total assets	$22,246,877	$21,927,254	$21,869,767	$21,315,291	$21,147,139
Less: Intangible assets	2,204,186	2,207,251	2,210,315	2,213,491	2,219,557
Tangible assets	$20,042,691	$19,720,003	$19,659,452	$19,101,800	$18,927,582

Equity to assets ratio	20.50%	20.56%	20.48%	21.31%	21.34%
Tangible common equity ratio (1)	11.75%	11.67%	11.54%	12.19%	12.12%

Book value per share	$37.55	$37.13	$36.93	$37.29	$37.05
Tangible book value per share (2)	$19.40	$18.95	$18.71	$19.12	$18.83
Shares outstanding	121,448,321	121,408,133	121,283,669	121,817,524	121,819,849

Pacific Western Bank:
Stockholder’s equity	$4,460,911	$4,405,770	$4,374,478	$4,416,623	$4,390,928
Less: Intangible assets	2,204,186	2,207,251	2,210,315	2,213,491	2,219,557
Tangible common equity	$2,256,725	$2,198,519	$2,164,163	$2,203,132	$2,171,371

Total assets	$22,223,320	$21,910,720	$21,848,644	$21,266,705	$21,084,950
Less: Intangible assets	2,204,186	2,207,251	2,210,315	2,213,491	2,219,557
Tangible assets	$20,019,134	$19,703,469	$19,638,329	$19,053,214	$18,865,393

Equity to assets ratio	20.07%	20.11%	20.02%	20.77%	20.82%
Tangible common equity ratio (1)	11.27%	11.16%	11.02%	11.56%	11.51%

(1) Tangible common equity divided by tangible assets.

(2) Tangible common equity divided by shares outstanding.